                              INDEMNITY AGREEMENT

          This Indemnity Agreement, dated as of May 3, 1995, is between Hoechst Corporation, a Delaware corporation ("Hoechst"), and The Dow Chemical Company, a Delaware corporation ("Dow").

          WHEREAS, Dow directly and indirectly owns approximately 71% of the outstanding common stock of Marion Merrell Dow Inc., a Delaware corporation ("MMD");

          WHEREAS, at the request of MMD, and pursuant to the terms of an Agreement to Provide Guaranty, dated as of October 7, 1993 (the "Agreement to Provide Guaranty"), between Dow and MMD, Dow entered into a Dow Guaranty, dated as of October 8, 1993 (the "Dow Guaranty"), in favor of the Investors (as defined in the Dow Guaranty) in Carderm Capital L.P., a Delaware limited partnership in which subsidiaries of MMD hold a controlling interest;

          WHEREAS, Dow, certain subsidiaries of Dow, Hoechst and H Pharma Acquisition Corp. have entered into a Stock Purchase Agreement dated as of the date hereof (the "Stock Purchase Agreement"), providing for the purchase by Hoechst of all of the shares of MMD owned directly or indirectly by Dow; and

          WHEREAS, Hoechst and Dow desire to specify certain arrangements with respect to the Dow Guaranty.

          NOW, THEREFORE, in consideration of the foregoing and the agreements herein contained, and intending to be legally bound, Hoechst and Dow agree as follows:

          Section 1. Capitalized Terms. Capitalized terms used but not defined in this Agreement shall have the meanings assigned to such terms in the Stock Purchase Agreement.

          Section 2.  Indemnification by Hoechst.   From and after the earlier
of the purchase by Acquisition of the Dow Shares pursuant to the Stock Purchase Agreement and the Merger (such earlier date being referred to as the "Indemnification Date"), Hoechst shall indemnify and hold harmless Dow and each of its subsidiaries, affiliates, directors, officers, employees, agents, and representatives (collectively, the "Dow Group"), from and against all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, costs and expenses, including, without limitation, interest, penalties and attorney's fees, disbursements and expenses asserted against, resulting to, or imposed upon or incurred by any member of the Dow Group, directly or indirectly, resulting from or arising out of the Dow Guaranty; provided, that, any payments made by Hoechst to Dow pursuant to this Section 2 shall be net of any payments made by MMD to Dow pursuant to the Agreement to Provide Guaranty. Nothing herein contained shall, or be deemed to, release MMD from its obligations and covenants under the Agreement to Provide Guaranty or any other agreement relating to Carderm Capital L.P.

          Section 3. Termination or Substitution of Dow Guaranty. From and after the Indemnification Date, Hoechst shall use its reasonable best efforts, at its own cost and expense, to terminate the Dow Guaranty or substitute Hoechst in Dow's stead under the Dow Guaranty, and in any event obtain a full and unconditional release of liability of Dow under the Dow Guaranty with the consent of the Investors.

          Section 4. Guaranty Fee. On the Indemnification Date, Dow agrees to pay Hoechst, or its designee, the pro rata portion of the guaranty fee paid to Dow. Hoechst's portion of the guaranty fee shall equal the fraction of the original $1,113,000 guaranty fee, the numerator of which is 2,436 minus the number of whole days from October 7, 1993 to the Indemnification Date, and the denominator of which is 2,436.

          Section 5. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the principles of conflicts of law thereof. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement may be brought against any of the parties in the United States District Court for the District of Delaware or any state court sitting in the City of Wilmington, Delaware, and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the State of Delaware. Without limiting the foregoing, each of the parties agrees that service of process upon such party at the address referred to below, together with written notice of such service to such party, shall be deemed effective service of process upon such party.

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                   Dow:         The Dow Chemical Company
                                2030 Dow Center
                                Midland, Michigan 48674
                                Attn.:  General Counsel

                   Hoechst:     Hoechst Corporation
                                Route 202-206
                                Somerville, NJ 08876-1258
                                Attn:  Treasurer

          Section 6. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

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          IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf by their respective authorized representatives as of the day and year first above written.


                              HOECHST CORPORATION


                              By:    /s/ Harry R. Benz
                                     -----------------
                              Name:  Harry R. Benz
                                     -------------
                              Title:   Secretary and Treasurer
                                     --------------------------


                              THE DOW CHEMICAL COMPANY


                              By:    /s/ Enrique C. Falla
                                     --------------------
                              Name:  Enrique C. Falla
                                     -----------------
                              Title: Executive Vice President
                                     -----------------------------
                                     and Chief Financial Officer
                                     -----------------------------

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